SCHEDULE 13G

Amendment No. 7
JAMES HARDIE INDUSTRIES PLC
COMMON STOCK
Cusip #47030M106
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[x] 	  Rule 13d-1(b)
[ ] 	  Rule 13d-1(c)
[ ] 	  Rule 13d-1(d)
Cusip #47030M106
Item 1: 	   	Reporting Person - FMR LLC
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	7,324,733
Item 6: 	   	0
Item 7: 	   	28,725,671
Item 8: 	   	0
Item 9: 	   	28,725,671
Item 11: 	   	6.448%
Item 12: 	   	HC
Cusip #47030M106
Item 1: 	   	Reporting Person - Abigail P. Johnson
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	United States of America
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	28,725,671
Item 8: 	   	0
Item 9: 	   	28,725,671
Item 11: 	   	6.448%
Item 12: 	   	IN

Item 1(a). 	    	Name of Issuer:

  	  	          	JAMES HARDIE INDUSTRIES PLC

Item 1(b). 	    	Address of Issuer's Principal Executive Offices:

  	  	          	2nd Floor Europe House
Harcourt Center, Harcourt Street
  	  	          	Dublin, 2
  	  	          	Ireland

Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FMR LLC

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 245 Summer Street, Boston, Massachusetts 02210

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 COMMON STOCK

Item 2(e). 	     	 CUSIP Number:

  	   	               	 47030M106

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
or (c) and the
person filing, FMR LLC, is a parent holding company in accordance with
Section 240.13d-1(b)(1)(ii)(G).   (Note:  See Exhibit A).

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	28,725,671

  	  	     	(b)    Percent of Class: 	6.448%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote:
7,324,733

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	28,725,671

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0

Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	Not applicable.

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	 Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the COMMON
STOCK of JAMES HARDIE INDUSTRIES PLC. No one other person's interest in the COMMON STOCK of JAMES HARDIE INDUSTRIES PLC is more than five percent of the total outstanding COMMON STOCK.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certifications.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	February 12, 2016
  	Date

  	/s/ Marc R. Bryant
  	Signature

  	Marc R. Bryant
  	 Duly authorized under Power of Attorney effective as of September 23, 2015, by and on behalf of FMR LLC and its direct and indirect subsidiaries*


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Form 4 filed by FMR LLC on November 25, 2015, accession number:
0000315066-15-003312


Exhibit A


                 Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification, if applicable, of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.


Entity 	ITEM 3 Classification
FIAM LLC (formerly known as PYRAMIS GLOBAL ADVISORS, LLC) 	IA
FIDELITY INSTITUTIONAL ASSET MANAGEMENT TRUST COMPANY (formerly known as
        PYRAMIS GLOBAL ADVISORS TRUST COMPANY) 	BK
FMR CO., INC 	IA
FMR INVESTMENT MANAGEMENT (UK) LIMITED 	FI



                Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC.



                Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



                Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company ("FMR Co"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.



                This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies (collectively, the "FMR Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FMR Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).


RULE 13d-1(k)(1) AGREEMENT


                The undersigned persons, on February 12, 2016, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the COMMON STOCK of JAMES HARDIE INDUSTRIES PLC at December 31, 2015.


  	FMR LLC

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of September 23, 2015, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

  	Abigail P. Johnson

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of October 12, 2015, by and on behalf of Abigail P. Johnson*


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Form 4 filed by FMR LLC on November 25, 2015, accession number:
0000315066-15-003312